

August 6, 2010

<u>By U.S. Mail and Facsimile (702) 382-1759</u>

Harold Gewerter, Esq.
2705 Airport Drive
N. Las Vegas, NV 89032

**Re: OICco Acquisition I, Inc.
Amendment No.4 to Registration Statement on Form S-1
Filed July 20, 2010
File No. 333-152512**

Dear Mr. Gewerter:

We have reviewed your amended registration statement and supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe the amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We note the changes in response to prior comment 1. Please tell us why you have deleted the references to the Lock-up agreement disclosed in the previous version of your prospectus.

<u>Prospectus Cover</u>

2.   You do not appear to have made the change requested by prior comment 2; therefore, we reissue the comment. Please note that the prospectus cover page should not exceed one page. Refer to Item 501(b) of Regulation S-K.

3.   We note that you continue to refer to Bank of the West on the prospectus cover
        page and elsewhere in your prospectus even though your Escrow Agreement now
        refers to Synovus Bank. Please revise or advise.

Summary Information and Risk Factors, page 5

4.   Refer to prior comment 3. Your revised escrow arrangements do not address each
        of the requirements in rule 419(b)(1) including the requirement that if funds and
        securities are deposited into an escrow account maintained by an insured
        depositary institution, the deposit account records of the insured depositary
        institution must provide that funds in the escrow account are held for the benefit
        of the purchasers named and identified in accordance with section 330.1 of the
        regulations of the Federal Deposit Insurance Corporation. Refer to Rule
        419(B)(1)(ii). Please provide us with a complete analysis, as requested in prior
        comment 3, showing how the escrow arrangements proposed by you meet all of
        the requirements of rule 419(b)(1).

The Company, page 5

5.   Please reconcile your revised disclosure in the fourth paragraph of this section
        regarding the release of the securities held in escrow with the terms of the Sisk
        Agreement Letter and the Escrow Agreement. Also please disclose when
        Joshua's Sisk's shares will be deposited in escrow. If it is unclear when Joshua
        Sisk's shares are to be deposited in escrow add appropriate disclosure.

6.   Given you are registering the resale of shares held by Joshua Sisk, please
        reconcile your disclosure regarding this resale with the restrictions on transfer set
        forth in paragraph ii on page 2 of the Escrow Agreement.

The Offering, page 6

7.   Refer to prior comment 7. It remains unclear how the termination of the offering
        any time after the minimum offering condition is met at the discretion of the
        board of directors is consistent with rule 10b-9. Please revise your disclosure to
        state clearly the specified time when the offering will terminate after the
        minimum offering condition has been met.

8.   It appears the board continues to retain unlimited discretion to extend the offering
        period after the minimum offering condition has been met; therefore we reissue
        prior comment 8.

9.   It appears that your revised disclosure provides for up to ten days for stock
        certificates to be issued and deposited in escrow. As we noted in our prior
        comment 9, it is unclear how you concluded that this time period satisfies the

requirement that securities be "deposited promptly upon issuance." Please revise or advise.

Summary Financial Information, page 7 and 8

10. Please advise us as to why the amounts presented herein as of and for the period ended December 31, 2009 do not agree with your financial statements for the referenced periods.

Risk Factors, page 8

Potential conflicts of interest…, page 8

11. Please expand to more clearly identify and discuss the conflicts of interest to which you allude in this risk factor.

Discretionary use of proceeds, page 9

12. We note your response to prior comment 14. Given that the offering proceeds will be used for the specific purpose of effecting a business combination, your current disclosure which states that proceeds will be used more generally for working capital purposes would appear inappropriate. Revise to clarify.

No assurance shares will be sold…, page 11

13. We note your response to prior comment 19. Please expand the risk factor on page 11 to clarify why Mr. Sisk must receive $.02 per share and the reason that other shareholders may receive less than $.02 per share.

Shares eligible for future sale…, page 12

14. We note your revised disclosure in response to prior comment 12. Please provide your analysis showing how you determined that the sale of shares pursuant to this registration statement may be subject to affiliate sales restrictions. Cite all authority on which you rely.

General Business Plan, page 20

15. We note your response to prior comment 17 and reissue the comment. Clearly identify where cost savings relative to a standalone public offering would occur or revise your disclosure to remove the implication that an initial public offering would incur substantial additional costs.

Acquisition of Opportunities, page 22

16.   We note your changes in response to prior comment 18. Please tell us why you changed the timing that the report on form 8-K should be filed to refer to the date of signing of the merger agreement rather than consummation of the merger. Cite all authority on which you rely.

Changes In and Disagreements with Accountants on Accounting and Financial Disclosure, page 23

17.   Please refer to our prior comment 20. While we see that you have revised your disclosure to discuss the PCAOB's revocation of the Blackwing Group, the periods of the related financial statements do not appear to correctly refer to the periods audited by the Blackwing Group. Specifically you disclose, "none of the reports of The Blackwing Group on the company's financial statements for either of the past two years and the interim period from December 31, 2009 – the date of the last audited financial statements- through July 15, 2010 contained an adverse opinion…"   However, based on your filings, it appears that the Blackwing Group audited the company's financial statements for the period ending August 31, 2009. Please clarify and revise accordingly.

18.   Also, we see that you state, "during the registrant's two most recent fiscal years and the interim period from December 31, 2009 through July 15, 2010, there were no disagreements with The Blackwing Group, LLC…" Your statement as it relates to the two most recent fiscal years is inconsistent to the fact that you have only been in existent from your inception on July 24, 2009 to date. Please revise your disclosure to only cover your fiscal period since inception and any subsequent interim period through the date of dismissal of the Blackwing Group, LLC as required by Item 304(a)(1)(iv) of Regulation S-K.

19.   In this regard, please revise your disclosure to provide all disclosures as required by Item 304(a)(2) of Regulation S-K.

Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, page F-2

20.   We see that your auditors' report refers to the statements of operations, stockholders' deficit and cash flows for the period ended December 31, 2009 in the first paragraph and for the years then ended in the third paragraph. Please ask your auditors to tell us their consideration that the statement of operations, stockholders' deficit, and cash flows were audited for the period from inception on July 24, 2009 to December 31, 2009 rather than for the years then ended and whether these periods should be specifically identified in their report. Please also ask your auditors to revise the inconsistent references to periods audited.

21.   We note from page 5 that your fiscal year end is June 30. We note from your
        filing that the financial statements as of and for the fiscal period ended June 30,
        2010 are unaudited. If the audited financial statements for your recently
        completed fiscal period June 30, 2010 are available, please update your filing to
        include such updated audited financial statements as of and for the fiscal period
        ended June 30, 2010 in your registration statement. If the audited financial
        statements for June 30, 2010 are not available, please revise your filing to update
        your financial statements in accordance with Rule 8-08 of Regulation S-X.

Statement of Operations, page F-4

22.   Please refer to our prior comment 25. We do not see how your income statement
        addresses our comment. Please revise your presentation of basic and diluted loss
        per share to reflect only two decimal points.

Note A – Summary of Significant Accounting Policies, page F-7

Unaudited Financial Statements for the Period Ended June 30, 2010, page F-11

Balance Sheets, page F-11

23.   Please revise the common stock to reflect the number of shares authorized, issued,
        and outstanding as of June 30, 2010.

Statement of Changes in Stockholders' (Deficit) Equity, page F-13

24.   Please revise so that the total column presented properly foots and is consistent
        with that reported on your balance sheet.

Exhibit 5.1

25.   Refer to prior comment 31. The opinion provided does not separately address the
        shares that have already been issued and the shares that will be issued by OICco
        in the offering; therefore we reissue prior comment 31.

Exhibit 16

26.   We note that the reference to Item 4.01 of Form S-1/A4 is not the correct Item
        number where you will find the changes in and disagreement with accountants on
        accounting and financial disclosure. Please have the Blackwing Group, LLC
        provide an Exhibit 16 letter that correctly references the section in your Form S-1
        where the information required by Item 304 of Regulation S-K is located. Please
        note that if revisions to page 23 under the section "Changes in and Disagreements
        with Accountants on Accounting and Financial Disclosure" are made, based on

our comments in this section, then a currently dated Exhibit 16 letter should be included in your next amendment to Form S-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the Company acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Julie Sherman at (202) 551-3640 or Jeffrey Jaramillo, Accounting Branch Chief at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at (202) 551-3269 or Daniel Morris, Special Counsel at (202) 551-3314 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief